UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SAN Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

79781B 10 4

(CUSIP Number)

Marc J. Leder	Douglas C. Gessner, P.C.
Rodger R. Krouse	James S. Rowe, Esq.
Sun Capital Partners, LLC	Kirkland & Ellis LLP
5200 Town Center Circle, Suite 470	200 E. Randolph Drive
Boca Raton, Florida 33486	Chicago, Illinois 60601
(561) 394-0550	(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Solunet, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 193,702,033 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,702,033 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 193,702,033 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,702,033 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 193,702,033 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,702,033 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 193,702,033 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,702,033 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 193,702,033 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,702,033 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 193,702,033 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,702,033 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on April 4, 2003, as amended by Amendment No. 1 previously filed on April 13, 2004, Amendment No. 2 previously filed on March 28, 2005, Amendment No. 3 previously filed on May 17, 2005, Amendment No. 4 previously filed on June 30, 2005, Amendment No. 5 previously filed on November 18, 2005, Amendment No. 6 previously filed on December 5, 2005 and Amendment No. 7 previously filed on March 10, 2006 by Sun Solunet, LLC, a Delaware limited liability company (“Sun Solunet”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners II LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors II”), Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of SAN Holdings, Inc. (the “Issuer”) as follows:

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

Michael J. Phelan and Sarah H. Phelan sold their holdings of the Issuer’s common stock and have no remaining equity interest in the Issuer.  Sun Solunet’s previous filings indicated that the Reporting Persons and the Phelans may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Shareholders Agreement and the registration provisions contained in the Registration Agreement, although the Reporting Persons expressly disclaimed that they agreed to act as a group with the Phelans.  This filing updates calculations reported in Amendment No. 7 regarding the percentage and number of shares of Common Stock over which the Reporting Persons may be deemed to be the beneficial owner or have shared power to vote or direct the vote to reflect the sale of shares of Common Stock held by the Phelans and correct the number of outstanding shares of Common Stock used in the calculations.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)           As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 193,702,033 shares of Common Stock, or approximately 82.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant, (g) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant A, (h) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant B and (i) 176.5 shares of Series A Preferred Stock that are held directly by Sun Solunet.

(b)          Each Reporting Person may be deemed to have shared power to vote or direct the vote of 195,137,124 shares of Common Stock, or approximately 82.9% of the Common Stock outstanding.  This number is comprised of (a) 58,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant, (g) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant A, (h) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant B and (i) 1,435,091 shares of Common Stock that are held directly by the Phelans.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 193,702,033 shares of Common Stock, or approximately 82.9% of the Common Stock outstanding.  This number is comprised of (a) 58,833,452 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant, (g) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant A, (h) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant B and (i) 176.5 shares of Series A Preferred Stock that are held directly by Sun Solunet.

(c)           Michael J. Phelan and Sarah H. Phelan sold their holdings of the Issuer’s common stock and have no continuing equity interest in the Issuer.  As a result, there is no longer a possibility that the Reporting Persons and the Phelans may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

(d)          To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)           Inapplicable.

Item 7.	Material to Be Filed as Exhibits

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons*

Exhibit B	-	Agreement and Plan of Merger*

Exhibit C	-	Management Services Agreement*

Exhibit D	-	SANZ Warrant*

Exhibit E		Assignment Agreement*

Exhibit F	-	Shareholders Agreement*

Exhibit G	-	Registration Agreement*

Exhibit H		Credit Support Agreement**

Exhibit I		March 2005 Guaranty Warrant**

Exhibit J		March 2005 Supplemental Warrant**

Exhibit K		May 2005 Guaranty Warrant***

Exhibit L		June 2005 Supplemental Warrant****

Exhibit M		November 2005 Guaranty Warrant*****

Exhibit N		Sun Guaranty Amendment******

Exhibit O		Securities Purchase Agreement*******

Exhibit P		Warrant A*******

Exhibit Q		Warrant B*******

Exhibit R		Registration Rights Agreement*******

Exhibit S		Credit Support Termination Agreement*******

Exhibit T		Sun Solunet Letter*******

*Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on April 4, 2003.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 28, 2005.

***Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 17, 2005.

****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on June 30, 2005.

*****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on November 18, 2005.

******Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on December 5, 2005.

*******Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 10, 2006.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2006	SUN SOLUNET, LLC

	By:	/s/ Marc J. Leder
	Name:	Marc J. Leder
	Its:	Co-CEO

Date: March 21, 2006	SUN CAPITAL PARTNERS II, LP

	By:	Sun Capital Advisors II, LP
	Its:	General Partner

	By:	Sun Capital Partners, LLC
	Its:	General Partner

	By:	/s/ Marc J. Leder
	Name:	Marc J. Leder
	Its:	Co-CEO

Date: March 21, 2006	SUN CAPITAL ADVISORS II, LP

	By:	Sun Capital Partners, LLC
	Its:	General Partner

	By:	/s/ Marc J. Leder
	Name:	Marc J. Leder
	Its:	Co-CEO

Date: March 21, 2006	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
	Name:	Marc J. Leder
	Its:	Co-CEO

Date: March 21, 2006	/s/ Marc J. Leder
Marc J. Leder

Date: March 21, 2006	/s/ Rodger R. Krouse
Rodger R. Krouse